UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Savara Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

805111101

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805111101	13D	Page 2 of 8

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 14,232,751 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 14,232,751 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 14,232,751 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.99% (1)
14	Type of reporting person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants (as defined herein) to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. BCLS II Investco, LP holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 14,232,751 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 135,150,455 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the July 2023 Public Offering (as defined herein), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on July 13, 2023, after giving effect to the July 2023 Public Offering and (ii) 7,319,543 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 3 of 8

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. BCLS II Investco, LP holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 14,232,751 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 135,150,455 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the July 2023 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on July 13, 2023, after giving effect to the July 2023 Public Offering and (ii) 7,319,543 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 4 of 8

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

(1)

Bain Capital Life Sciences Fund II, L.P. holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock. BCIP Life Sciences Associates, LP holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock. BCLS II Investco, LP holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 14,232,751 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 135,150,455 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the July 2023 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on July 13, 2023, after giving effect to the July 2023 Public Offering and (ii) 7,319,543 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 805111101	13D	Page 5 of 8

This Amendment No. 2 to Schedule 13D relates to the Common Stock of Savara Inc., and amends the initial statement on Schedule 13D filed by Bain Capital Life Sciences Fund II, L.P. and BCIP Life Sciences Associates, LP on December 30, 2019, as amended on March 17, 2021 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership (“BCLS II”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco” and, together with BCLS II and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company (“BCLSI II”), which is the general partner of BCLS II.

BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP”), whose managing member is BCLS II, is the general partner of BCLS II Investco.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCLSI, BCLSI II and BCLS II Investco GP, the “Bain Capital Life Sciences Entities”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 19, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c) Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Life Sciences Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Life Sciences Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BCLS II and BCLSI II are organized under the laws of the Cayman Islands. BCLS II Investco, BCIPLS, BCLSI, BCLS II Investco GP and Boylston are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

CUSIP No. 805111101	13D	Page 6 of 8

On July 17, 2023, BCLS II Investco purchased a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock in an underwritten public offering (the “July 2023 Public Offering”) at a price of $2.999 per each share of Common Stock underlying the Pre-Funded Warrant for aggregate cash consideration of $16,994,334.33. BCLS II Investco used its own working capital to acquire the Pre-Funded Warrants.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, (i) BCLS II holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock, (ii) BCIPLS holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock and (iii) BCLS II Investco holds a Pre-Funded Warrant to purchase 5,666,667 shares of Common Stock.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from exercising Pre-Funded Warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 14,232,751 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 135,150,455 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the July 2023 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Act on July 13, 2023, after giving effect to the July 2023 Public Offering and (ii) 7,319,543 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

July 2023 Lock-Up Agreement

In connection with the July 2023 Public Offering, Ricky Sun entered into a lock-up agreement (the “July 2023 Lock-Up Agreement”) with the representatives of the several underwriters of the July 2023 Public Offering, pursuant to which he agreed, subject to certain exceptions, not to sell or offer to sell any shares of Common Stock or securities convertible into or exercisable or exchangeable for, shares of Common Stock for a period of 90 days after the date of the prospectus relating to the July 2023 Public Offering without the prior written consent of Jefferies LLC and Piper Sandler & Co.

The foregoing summary of the July 2023 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the July 2023 Lock-Up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

CUSIP No. 805111101	13D	Page 7 of 8

Item 7. Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit H	Joint Filing Agreement

Exhibit I	Form of July 2023 Lock-Up Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 13, 2023)

CUSIP No. 805111101	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2023	Bain Capital Life Sciences Fund II, L.P.

By: Bain Capital Life Sciences Investors II, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Authorized Signatory

BCLS II Investco, LP

By: BCLS II Investco (GP), LLC,
its general partner

By: Bain Capital Life Sciences Fund II, L.P.,
its managing member

By: Bain Capital Life Sciences Investors II, LLC,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Partner